Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2014	October 31, 2013	July 31, 2013	April 30, 2013	January 31, 2013
Interest, Dividend and Fee Income
Loans	$2,680	$2,695	$2,689	$2,618	$2,743
Securities	506	543	577	550	606
Deposits with banks	67	59	63	61	61
	3,253	3,297	3,329	3,229	3,410
Interest Expense
Deposits	717	711	683	643	690
Subordinated debt	36	38	35	37	35
Other liabilities	387	431	428	420	437
	1,140	1,180	1,146	1,100	1,162
Net Interest Income	2,113	2,117	2,183	2,129	2,248
Non-Interest Revenue
Securities commissions and fees	307	291	290	283	260
Deposit and payment service charges	241	237	232	222	225
Trading revenues	274	188	208	230	223
Lending fees	169	155	152	143	153
Card fees	112	110	124	114	113
Investment management and custodial fees	204	188	187	179	172
Mutual fund revenues	219	211	208	193	187
Underwriting and advisory fees	191	156	141	141	221
Securities gains, other than trading	62	210	-	49	26
Foreign exchange, other than trading	54	38	39	58	37
Insurance income	107	125	147	66	107
Other	69	112	89	86	60
	2,009	2,021	1,817	1,764	1,784
Total Revenue	4,122	4,138	4,000	3,893	4,032
Provision for Credit Losses (Note 3)	99	189	76	144	178
Non-Interest Expense
Employee compensation (Note 13)	1,581	1,439	1,448	1,476	1,479
Premises and equipment	455	491	457	442	443
Amortization of intangible assets	90	89	88	84	85
Travel and business development	119	142	128	121	123
Communications	68	70	73	76	72
Business and capital taxes	10	10	9	10	10
Professional fees	135	142	124	135	126
Other	226	197	199	206	232
	2,684	2,580	2,526	2,550	2,570
Income Before Provision for Income Taxes	1,339	1,369	1,398	1,199	1,284
Provision for income taxes	278	295	275	237	248
Net Income	$1,061	$1,074	$1,123	$962	$1,036
Attributable to:
Bank shareholders	1,048	1,061	1,107	944	1,018
Non-controlling interest in subsidiaries	13	13	16	18	18
Net Income	$1,061	$1,074	$1,123	$962	$1,036
Earnings Per Share (Canadian $) (Note 14)
Basic	$1.58	$1.60	$1.67	$1.41	$1.51
Diluted	1.58	1.60	1.66	1.40	1.51

The accompanying notes are an integral part of these interim consolidated financial statements.

Certain comparative figures have been reclassified to conform to the current period’s presentation and for changes in accounting policies – see Note 1.

34 • BMO Financial Group First Quarter Report 2014

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2014	October 31, 2013	July 31, 2013	April 30, 2013	January 31, 2013
Net income	$1,061	$1,074	$1,123	$962	$1,036
Other Comprehensive Income (Loss)
Items that will not be reclassified to net income
Remeasurement of pension and other employee future benefit plans (1)	25	(17)	298	(57)	74
	25	(17)	298	(57)	74
Items that may be subsequently reclassified to net income:
Net change in unrealized gains (losses) on available-for-sale securities
Unrealized gains (losses) on available-for-sale securities arising during the period (2)	(38)	67	(48)	(11)	(18)
Reclassification to earnings of (gains) in the period (3)	(22)	(5)	(2)	(28)	(15)
	(60)	62	(50)	(39)	(33)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on cash flow hedges arising during the period (4)	142	137	(231)	127	(58)
Reclassification to earnings of (gains) on cash flow hedges (5)	(25)	(23)	(31)	(37)	(34)
	117	114	(262)	90	(92)
Net gain on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	1,176	261	316	198	(34)
Impact of hedging unrealized gains (losses) on translation of net foreign operations (6)	(270)	(109)	(140)	(179)	19
	906	152	176	19	(15)
Other Comprehensive Income (Loss)	988	311	162	13	(66)
Total Comprehensive Income	$2,049	$1,385	$1,285	$975	$970
Attributable to:
Bank shareholders	2,036	1,372	1,269	957	952
Non-controlling interest in subsidiaries	13	13	16	18	18
Total Comprehensive Income	$2,049	$1,385	$1,285	$975	$970

(1) Net of income tax (provision) recovery of $(10), $11, $(120), $19 and $(36).

(2) Net of income tax (provision) recovery of $12, $(27), $24, $6 and $6.

(3) Net of income tax provision of $12, $3, $1, $13 and $5.

(4) Net of income tax (provision) recovery of $(43), $(49), $82, $(42) and $21.

(5) Net of income tax provision of $9, $7, $14, $12 and $12.

(6) Net of income tax (provision) recovery of $95, $39, $50, $64 and $(7).

The accompanying notes are an integral part of these interim consolidated financial statements.

Certain comparative figures have been reclassified to conform to the current period’s presentation and for changes in accounting policies – see Note 1.

BMO Financial Group First Quarter Report 2014 • 35

Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31, 2014	October 31, 2013	July 31, 2013	April 30, 2013	January 31, 2013
Assets
Cash and Cash Equivalents	$34,112	$26,089	$33,055	$38,423	$31,498
Interest Bearing Deposits with Banks	6,586	6,518	7,531	6,230	6,149
Securities
Trading	85,957	75,159	72,491	73,246	73,580
Available-for-sale (Note 2)	55,736	53,710	51,439	46,503	53,130
Held-to-maturity	8,254	6,032	4,846	2,476	1,280
Other	994	899	1,021	1,328	1,486
	150,941	135,800	129,797	123,553	129,476
Securities Borrowed or Purchased Under Resale Agreements	53,579	39,799	53,749	59,478	52,957
Loans (Notes 3 and 6)
Residential mortgages	97,321	96,392	93,132	88,133	85,506
Consumer instalment and other personal	64,610	63,640	63,230	62,308	61,531
Credit cards	7,963	7,870	7,801	7,642	7,683
Businesses and governments	112,396	104,585	101,023	98,699	97,494
	282,290	272,487	265,186	256,782	252,214
Customers’ liability under acceptances	9,207	8,472	9,029	8,514	8,626
Allowance for credit losses (Note 3)	(1,747)	(1,665)	(1,658)	(1,725)	(1,672)
	289,750	279,294	272,557	263,571	259,168
Other Assets
Derivative instruments	37,502	30,259	31,638	43,063	42,548
Premises and equipment	2,220	2,168	2,109	2,125	2,139
Goodwill (Note 9)	4,052	3,819	3,767	3,705	3,655
Intangible assets	1,558	1,511	1,511	1,521	1,519
Current tax assets	1,030	1,065	1,304	1,527	1,391
Deferred tax assets	2,986	3,027	2,956	3,089	2,984
Other	8,346	7,695	8,738	8,221	8,442
	57,694	49,544	52,023	63,251	62,678
Total Assets	$592,662	$537,044	$548,712	$554,506	$541,926
Liabilities and Equity
Deposits (Note 10)
Banks	$26,930	$20,591	$21,362	$22,615	$22,586
Businesses and governments	240,347	222,346	214,565	214,649	208,708
Individuals	131,116	125,432	123,596	122,587	121,281
	398,393	368,369	359,523	359,851	352,575
Other Liabilities
Derivative instruments	36,843	31,974	32,959	44,011	43,516
Acceptances	9,207	8,472	9,029	8,514	8,626
Securities sold but not yet purchased	26,646	22,446	21,041	23,897	21,439
Securities lent or sold under repurchase agreements	44,789	28,884	47,596	39,005	37,709
Current tax liabilities	386	438	373	548	304
Deferred tax liabilities	115	107	131	149	163
Other	39,585	41,179	43,620	44,599	43,482
	157,571	133,500	154,749	160,723	155,239
Subordinated Debt	3,983	3,996	4,014	4,071	4,064
Equity
Share capital (Note 11)	14,298	14,268	14,264	14,279	14,492
Contributed surplus	316	315	321	320	214
Retained earnings	15,617	15,087	14,657	14,227	13,972
Accumulated other comprehensive income	1,425	437	126	(36)	(49)
Total shareholders’ equity	31,656	30,107	29,368	28,790	28,629
Non-controlling interest in subsidiaries	1,059	1,072	1,058	1,071	1,419
Total Equity	32,715	31,179	30,426	29,861	30,048
Total Liabilities and Equity	$592,662	$537,044	$548,712	$554,506	$541,926

The accompanying notes are an integral part of these interim consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policies – see Note 1.

36 • BMO Financial Group First Quarter Report 2014

Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2014	2013
Preferred Shares
Balance at beginning of period	$2,265	$2,465
Balance at End of Period	2,265	2,465
Common Shares
Balance at beginning of period	12,003	11,957
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	-	37
Issued under the Stock Option Plan	30	33
Balance at End of Period	12,033	12,027
Contributed Surplus
Balance at beginning of period	315	213
Stock option expense/exercised	1	1
Balance at End of Period	316	214
Retained Earnings
Balance at beginning of period	15,087	13,456
Net income attributable to bank shareholders	1,048	1,018
Dividends – Preferred shares	(28)	(33)
– Common shares	(490)	(469)
Balance at End of Period	15,617	13,972
Accumulated Other Comprehensive Income on Pension and Other Post-Employment Plans
Balance at beginning of period	(165)	(463)
Remeasurement of pension and other employee future benefit plans (1)	25	74
Balance at End of Period	(140)	(389)
Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	205	265
Unrealized gains (losses) on available-for-sale securities arising during the period (2)	(38)	(18)
Reclassification to earnings of (gains) in the period (3)	(22)	(15)
Balance at End of Period	145	232
Accumulated Other Comprehensive Income on Cash Flow Hedges
Balance at beginning of period	(8)	142
Gains (losses) on cash flow hedges arising during the period (4)	142	(58)
Reclassification to earnings of (gains) on cash flow hedges (5)	(25)	(34)
Balance at End of Period	109	50
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations
Balance at beginning of period	405	73
Unrealized gain (loss) on translation of net foreign operations	1,176	(34)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (6)	(270)	19
Balance at End of Period	1,311	58
Total Accumulated Other Comprehensive Income (Loss)	1,425	(49)
Total Shareholders’ Equity	$31,656	$28,629
Non-controlling Interest in Subsidiaries
Balance at beginning of period	1,072	1,435
Net income attributable to non-controlling interest	13	18
Dividends to non-controlling interest	(26)	(31)
Other	-	(3)
Balance at End of Period	1,059	1,419
Total Equity	$32,715	$30,048

(1) Net of income tax recovery of $(10) and $(36).

(2) Net of income tax recovery of $12 and $6.

(3) Net of income tax provision of $12, and $5.

(4) Net of income tax (provision) recovery of $(43) and $21.

(5) Net of income tax provision of $9 and $12.

(6) Net of income tax (provision) recovery of $95 and $(7).

The accompanying notes are an integral part of these interim consolidated financial statements.

Certain comparative figures have been reclassified to conform to the current period’s presentation and for changes in accounting policies – see Note 1.

BMO Financial Group First Quarter Report 2014 • 37

Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31,	January 31,
	2014	2013
Cash Flows from Operating Activities
Net Income	$1,061	$1,036
Adjustments to determine net cash flows provided by (used in) operating activities
Net (gain) on securities, other than trading	(62)	(26)
Net (increase) in trading securities	(9,745)	(3,464)
Provision for credit losses (Note 3)	99	178
Change in derivative instruments – (Increase) decrease in derivative asset	(7,741)	5,728
– Increase (decrease) in derivative liability	5,221	(5,327)
Amortization of premises and equipment	89	85
Amortization of intangible assets	90	85
Net decrease in deferred income tax asset	205	139
Net increase (decrease) in deferred income tax liability	8	(8)
Net (increase) decrease in current income tax asset	131	(104)
Net (decrease) in current income tax liability	(56)	(99)
Change in accrued interest – decrease in interest receivable	53	127
– (decrease) in interest payable	(38)	(68)
Changes in other items and accruals, net	756	(989)
Net increase in deposits	16,954	28,049
Net (increase) in loans	(4,211)	(4,692)
Net increase (decrease) in securities sold but not yet purchased	3,834	(2,000)
Net increase (decrease) in securities lent or sold under repurchase agreements	14,376	(2,034)
Net (increase) in securities borrowed or purchased under resale agreements	(11,755)	(5,945)
Net Cash Provided by Operating Activities	9,269	10,671
Cash Flows from Financing Activities
Net (decrease) in liabilities of subsidiaries	(27)	(189)
(Maturities) of Covered Bonds	-	(1,354)
Proceeds from issuance of common shares	30	34
Cash dividends paid	(505)	(466)
Cash dividends paid to non-controlling interest	(26)	(31)
Net Cash (Used in) Financing Activities	(528)	(2,006)
Cash Flows from Investing Activities
Net decrease in interest bearing deposits with banks	283	188
Purchases of securities, other than trading	(7,764)	(5,193)
Maturities of securities, other than trading	3,565	3,794
Proceeds from sales of securities, other than trading	1,483	3,923
Premises and equipment – net purchases	(65)	(138)
Purchased and developed software – net purchases	(82)	(61)
Acquisitions (Note 8)	-	401
Net Cash Provided by (Used in) Investing Activities	(2,580)	2,914
Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,862	4
Net increase in Cash and Cash Equivalents	8,023	11,583
Cash and Cash Equivalents at Beginning of Period	26,089	19,915
Cash and Cash Equivalents at End of Period	$34,112	$31,498
Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	$32,325	$29,679
Cheques and other items in transit, net	1,787	1,819
	$34,112	$31,498
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the period	$1,167	$1,132
Amount of income taxes paid in the period	$19	$335
Amount of interest and dividend income received in the period	$3,265	$3,515

The accompanying notes are an integral part of these interim consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policies – see Note 1.

38 • BMO Financial Group First Quarter Report 2014

Notes to Consolidated Financial Statements

January 31, 2014 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (the “bank”) is a public company incorporated in Canada having its registered office in Montreal, Canada. The bank is a highly diversified financial services provider and provides a broad range of retail banking, wealth management and investment banking products and services.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2013 as set out on pages 130 to 188 of our 2013 Annual Report.

Changes in Accounting Policy

Effective November 1, 2013, we adopted the following new and amended accounting pronouncements issued by the International Accounting Standards Board (“IASB”):

Employee Benefits

Amended IAS 19 Employee Benefits (“IAS 19”) amends the measurement, presentation and disclosure requirements for employee benefit plans. The standard has been applied retroactively and the comparative periods in the interim consolidated financial statements have been adjusted accordingly. Under the revised standard, actuarial gains and losses are to be recognized immediately in other comprehensive income (“OCI”) and may no longer be deferred and amortized. Additionally, the expected return on plan assets will be set equal to the discount rate used to determine the plan obligation. Past service costs resulting from plan amendments will be immediately recognized in income when a plan is amended, without regard to vesting. Further, these amendments include enhanced disclosures about the characteristics of the plans and the risks to which the entity is exposed through participation in the plans. We will have additional disclosures in our 2014 annual consolidated financial statements.

Presentation of Financial Statements

Amendments to IAS 1 Presentation of Financial Statements were issued in May 2011 and require items within OCI to be presented separately based on whether or not the item will be subsequently reclassified into net income. The new presentation was adopted on a retrospective basis together with the change to IAS 19. Actuarial gains and losses that are recognized directly in OCI under IAS 19 will never be reclassified to the income statement. They will always remain in OCI.

Consolidated Financial Statements and Accounting for Joint Ventures

IFRS 10 Consolidated Financial Statements (“IFRS 10”) provides a single consolidation model that defines control and establishes control as the basis for consolidation for all types of interests. Under IFRS 10, we control an entity when we have power over the entity, exposure or rights to variable returns from our involvement, and the ability to exercise power to affect the amount of our returns. The adoption of IFRS 10 resulted in the deconsolidation of BMO Subordinated Notes Trust, BMO Capital Trust II and certain of our Canadian customer securitization vehicles as disclosed in Note 7. The standard has been applied retroactively to fiscal 2013 and 2012 and the comparative periods in the consolidated financial statements have been adjusted accordingly.

IFRS 11 Joint Arrangements (“IFRS 11”) requires joint ventures to be accounted for using the equity method. Under IFRS 11 we changed the accounting for a joint venture from proportionate consolidation to the equity method of accounting. The impact of retrospective adoption was to remove each balance sheet line item previously proportionately consolidated and instead record a net investment in joint venture in other securities and to remove each income statement line item previously proportionately consolidated and record our portion of the earnings from the equity method investment in other income.

BMO Financial Group First Quarter Report 2014 • 39

The following table summarizes the resulting impact of adoption of IAS 19, IFRS 10 and IFRS 11 to our prior period consolidated financial statements:

As at (Canadian $ in millions)	October 31, 2013		January 31, 2013
Increase (decrease) in	IFRS 10 and 11	IAS 19	IFRS 10 and 11	IAS 19
Cash	6	-	(21)	-
Securities	819	-	1,114	-
Loans, business and governments	199	-	12	-
Premises and Equipment	(23)	-	(26)	-
Goodwill	(74)	-	(73)	-
Intangible Assets	(19)	-	(15)	-
Deferred Tax Asset	-	116	-	192
Other assets	(948)	(331)	(977)	(543)

Deposits, business and governments	1,548	-	1,650	-
Capital trust securities	(463)	-	(451)	-
Other liabilities	(1,123)	85	(1,181)	130

Accumulated other comprehensive income	-	(165)	-	(389)
Retained earnings	(5)	(132)	(4)	(92)

Net income attributable to shareholders for the year ended October 31, 2013 decreased by $55 million after tax, as a result of the retrospective adoption of amended IAS 19, IFRS 10 and IFRS 11. Net income attributable to shareholders for each of the three months ended January 31, 2013, April 30, 2013, July 31, 2013 and October 31, 2013 decreased by approximately $13 million after tax as a result of IAS 19, IFRS 10 and IFRS 11. Basic and diluted earnings per share for the year ended October 31, 2013 is $6.19 and $6.17, respectively. Basic and diluted earnings per share for each of the three months ended January 31, 2013, April 30, 2013, July 31, 2013 and October 31, 2013 is $1.60, $1.67, $1.41 and $1.51, respectively.

An opening balance sheet has not been presented as the impact of transition is not material to the financial statements. Refer to our 2013 Annual Report, pages 132 to 133 for additional disclosures relating to the transition impact as at November 1, 2012.

Interests in Other Entities

We also adopted IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 12 sets out the disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. This new standard requires disclosure of the nature of, and risks associated with, an entity’s interests in other entities and the effects of these interests on its financial position, financial performance and cash flows. The new standard will result in additional disclosures in our 2014 annual consolidated financial statements.

Fair Value Measurement

We adopted IFRS 13 Fair Value Measurement (“IFRS 13”) which provides a common definition of fair value and establishes a framework for measuring fair value. The new standard also requires additional disclosures about fair value measurements. The new standard did not have a significant impact on our financial statements. We will include additional disclosures in our 2014 annual consolidated financial statements.

Offsetting Financial Assets and Financial Liabilities

We adopted the amendments to IFRS 7 Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities (“IFRS 7”) which contain new disclosure requirements for financial assets and financial liabilities that are offset in the statement of financial position or subject to master netting agreements or similar agreements. The disclosure amendments are effective for the current fiscal year and will result in additional disclosures in our 2014 annual consolidated financial statements.

These interim consolidated financial statements were authorized for issue by the Board of Directors on February 25, 2014.

Note 2: Securities

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on available-for-sale securities:

(Canadian $ in millions)				January 31, 2014				October 31, 2013
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Issued or guaranteed by:
Canadian federal government	10,897	95	-	10,992	12,989	129	3	13,115
Canadian provincial and municipal governments	4,537	36	15	4,558	3,707	23	32	3,698
U.S. federal government	6,650	15	2	6,663	4,650	10	-	4,660
U.S. states, municipalities and agencies	5,689	40	17	5,712	5,363	41	12	5,392
Other government	6,512	11	6	6,517	6,165	7	9	6,163
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	2,645	12	1	2,656	2,271	6	-	2,277
Mortgage-backed securities and collateralized mortgage obligations – U.S.	6,647	22	19	6,650	6,535	24	31	6,528
Corporate debt	10,213	136	7	10,342	10,210	115	8	10,317
Corporate equity	1,536	118	8	1,646	1,413	148	1	1,560
Total	55,326	485	75	55,736	53,303	503	96	53,710

(1) These amounts are supported by insured mortgages.

(2) Unrealized gains and losses may be offset by related losses (gains) on liabilities or hedge contracts

40 • BMO Financial Group First Quarter Report 2014

Note 3: Loans and Allowance for Credit Losses

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in other liabilities in our Consolidated Balance Sheet. As at January 31, 2014, there was a $301 million ($253 million as at January 31, 2013) allowance for credit losses related to other credit instruments included in other liabilities.

A continuity of our allowance for credit losses is as follows:

(Canadian $ in millions)	Residential mortgages		Credit card, consumer instalment and other personal loans		Business and government loans		Customers’ liability under acceptances		Total
For the three months ended	January 31, 2014	January 31, 2013	January 31, 2014	January 31, 2013	January 31, 2014	January 31, 2013	January 31, 2014	January 31, 2013	January 31, 2014	January 31, 2013
Impairment Allowances (Specific ACL), beginning of year	99	76	71	62	315	338	-	-	485	476
Amounts written off	(20)	(25)	(151)	(196)	(110)	(105)	-	-	(281)	(326)
Recoveries of amounts written off in previous periods	13	2	42	35	156	121	-	-	211	158
Charge to Income Statement (Specific PCL)	15	35	115	161	(31)	(18)	-	-	99	178
Disposal of loans	-	-	-	-	-	-	-	-	-	-
Foreign exchange and other movements	(2)	(6)	(2)	2	5	(15)	-	-	1	(19)
Specific ACL, end of period	105	82	75	64	335	321	-	-	515	467
Collective ACL, beginning of period	88	47	622	624	756	759	19	30	1,485	1,460
Charge to income statement (Collective PCL)	8	5	4	(6)	(17)	6	5	(5)	-	-
Foreign exchange and other movements	3	-	4	-	41	(2)	-	-	48	(2)
Collective ACL, end of period	99	52	630	618	780	763	24	25	1,533	1,458
Total ACL	204	134	705	682	1,115	1,084	24	25	2,048	1,925
Comprised of: Loans	184	122	705	682	834	843	24	25	1,747	1,672
Other credit instruments	20	12	-	-	281	241	-	-	301	253

Interest income on impaired loans of $36 million was recognized for the three months ended January 31, 2014 ($34 million for the three months ended January 31, 2013).

Renegotiated Loans

From time to time we modify the contractual terms of loans due to the poor financial condition of the borrower. We assess renegotiated loans for impairment consistent with our existing policies for impairment. When renegotiation leads to significant concessionary modifications to the contractual terms of the loan and the concessions are for economic or legal reasons related to the borrower’s financial difficulty that we would not otherwise consider, the loan is classified as impaired. We consider one or a combination of the following to be significant concessions: (1) a reduction of the stated interest rate, (2) an extension of the maturity date or dates at a stated interest rate lower than the current market rate for a new loan with a similar term, or (3) forgiveness of principal or accrued interest.

Renegotiated loans are permitted to remain in performing status if the modifications are not considered to be significant concessions or are returned to performing status when none of the criteria for classification as impaired continue to apply.

The carrying value of our renegotiated loans was $485 million as at January 31, 2014 ($388 million as at October 31, 2013). Renegotiated loans of $181 million were classified as performing during the quarter ended January 31, 2014 ($155 million during the year ended October 31, 2013). Renegotiated loans of $6 million were written off in the quarter ended January 31, 2014 ($59 million in the year ended October 31, 2013).

FDIC Covered Loans

Certain loans acquired as part of our acquisition of AMCORE Bank are subject to a loss share agreement with the Federal Deposit Insurance Corporation (“FDIC”). Under this agreement, the FDIC reimburses us for 80% of the net losses we incur on the covered loans.

For the three months ended January 31, 2014, we recorded net recoveries of less than $1 million related to AMCORE loans (net recoveries of $14 million for the three months ended January 31, 2013). These amounts are net of the amounts expected to be reimbursed by the FDIC on the covered loans.

Purchased Performing Loans

For performing loans with fixed terms, the future credit mark is fully amortized to net interest income over the expected life of the loan using the effective interest method. The impact to net interest income for the three months ended January 31, 2014 was $8 million ($14 million for the three months ended January 31, 2013). The incurred credit losses are re-measured at each reporting period, with any increases recorded in the provision for credit losses. Decreases in incurred credit losses will be recorded in the provision for credit losses until the accumulated collective allowance is exhausted. Any additional decrease will be recorded in net interest income. The impact of the re-measurement of incurred credit losses for performing loans with fixed terms for the three months ended January 31, 2014 was $nil in provision for credit losses and $6 million in net interest income respectively ($nil in provision for credit losses and $70 million in net interest income, respectively, for the three months ended January 31, 2013).

For performing loans with revolving terms, the incurred and future credit marks are amortized into net interest income on a straight line basis over the contractual terms of the loans. The impact to net interest income of such amortization for performing loans with revolving terms for the three months ended January 31, 2014 was $14 million ($36 million for the three months ended January 31, 2013).

As performing loans are repaid, the related remaining unamortized credit marks are recorded as net interest income during the period in which the cash is received. The impact to net interest income as a result of repayments for the three months ended January 31, 2014 was $45 million ($65 million for the three months ended January 31, 2013).

BMO Financial Group First Quarter Report 2014 • 41

Actual specific provisions for credit losses relating to these performing loans will be recorded as they arise in a manner that is consistent with our accounting policy for loans we originate. The total specific provision for credit losses impact for purchased performing loans for the three months ended January 31, 2014 was $34 million ($82 million for the three months ended January 31, 2013).

As at January 31, 2014, the remaining amount of purchased performing loans on the balance sheet was $16.5 billion ($16.6 billion as at October 31, 2013). As at January 31, 2014, the remaining credit mark on performing term loans, revolving loans and other performing loans was $408 million, $142 million and $5 million, respectively ($425 million, $156 million, and $6 million, respectively as at October 31, 2013). Of the total credit mark for performing loans of $555 million, $248 million represents the future credit mark that will be amortized over the remaining life of the portfolio. The remaining $307 million represents the incurred credit mark and will be re-measured each reporting period.

Purchased Credit Impaired Loans (“PCI Loans”)

Subsequent to the acquisition date, we regularly re-evaluate what we expect to collect on the PCI loans. Increases in expected cash flows will result in a recovery in the specific provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the purchased credit impaired loans. Decreases in expected cash flows will result in a charge to the specific provision for credit losses and an increase in the allowance for credit losses. The impact of these evaluations for the three month period ended January 31, 2014 was a $117 million recovery of specific provision for credit losses ($59 million recovery for the three months ended January 31, 2013).

As at January 31, 2014, the remaining amount of purchased credit impaired loans on the balance sheet was $0.6 billion ($0.7 billion as at October 31, 2013). As at January 31, 2014, the remaining credit mark related to purchased credit impaired loans was $51 million ($128 million as at October 31, 2013).

Unfunded Commitments and Letters of Credit Acquired

As part of our purchase of Marshall and Ilsley Corporation (“M&I”) we recorded a liability related to unfunded commitments and letters of credit.

As at January 31, 2014, the remaining credit mark on unfunded commitments and letters of credit acquired was $11 million ($15 million as at October 31, 2013).

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, and liquidity and funding risk.

Credit and Counterparty Risk

We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, debt securities, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, as well as the risk of credit migration and default. We incur market risk in our trading and underwriting activities and non-trading (structural) banking activities.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss in the event that we are unable to meet our financial commitments in a timely manner at reasonable prices as our commitments come due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.

Key measures as at January 31, 2014 are outlined in the Risk Management section on pages 25 to 33 of Management’s Discussion and Analysis of the First Quarter Report to Shareholders.

Note 5: Guarantees

In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:

Standby Letters of Credit and Guarantees

Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $13,846 million as at January 31, 2014 ($13,470 million as at October 31, 2013). The majority have a term of one year or less. Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

As at January 31, 2014, $44 million ($41 million as at October 31, 2013) was included in other liabilities related to guaranteed parties that were unable to meet their obligation to third parties.

42 • BMO Financial Group First Quarter Report 2014

Backstop and Other Liquidity Facilities

Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.

The maximum amount payable under these backstop and other liquidity facilities totalled $4,485 million as at January 31, 2014 ($4,512 million as at October 31, 2013). As at January 31, 2014, $94 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($145 million as at October 31, 2013).

Credit Enhancement Facilities

Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities.

Senior Funding Facility

In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $197 million as at January 31, 2014 ($232 million as at October 31, 2013). No amounts were drawn as at January 31, 2014 or October 31, 2013.

Derivatives

Certain of our derivative instruments meet the accounting definition of a guarantee when they require the issuer to make payments to reimburse the holder for a loss incurred because a debtor fails to make payment when due under the terms of a debt instrument. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.

Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $12,182 million as at January 31, 2014 ($13,288 million as at October 31, 2013). The terms of these contracts range from less than one year to 10 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $92 million as at January 31, 2014 ($102 million as at October 31, 2013).

Exchange and Clearinghouse Guarantees

We are a member of several securities and futures exchanges and clearinghouses. Membership in certain of these organizations may require us to pay a pro rata share of the losses incurred by the organization in the event of default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member, an amount related to our contribution to a member’s guarantee fund, or an amount specified in the membership agreement. It is difficult to estimate our maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against us that have not yet occurred. Based on historical experience, we expect the risk of loss to be remote.

Indemnification Agreements

In the normal course of operations, we enter into various agreements that provide general indemnifications. These indemnifications typically occur in connection with sales of assets, securities offerings, service contracts, membership agreements, clearing arrangements, derivatives contracts and leasing transactions. We also have a securities lending business that lends securities owned by clients to borrowers who have been evaluated for credit risk using the same credit risk process that is applied to loans and other credit assets. In connection with these activities, we provide an indemnification to lenders against losses resulting from the failure of the borrower to return loaned securities when due. All borrowings are fully collateralized with cash or marketable securities. As securities are loaned, we require borrowers to maintain collateral which is equal to or in excess of 100% of the fair value of the securities borrowed. The collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $5,118 million as at January 31, 2014 ($4,778 million as at October 31, 2013). No amount was included in our Consolidated Balance Sheet as at January 31, 2014 and October 31, 2013 related to these indemnifications.

BMO Financial Group First Quarter Report 2014 • 43

Note 6: Securitization

Periodically, we securitize loans to obtain alternate sources of funding. Securitization involves selling loans to trusts (“securitization vehicles”), which buy the loans and then issue either interest bearing or discounted investor certificates.

The following table shows the carrying amounts related to securitization activities with third parties that are recorded on our Consolidated Balance Sheet, together with the associated liabilities, for each category of asset on the balance sheet:

(Canadian $ in millions)		January 31, 2014 (1)	(2)		October 31, 2013
	Carrying amount of assets	Associated liabilities		Carrying amount of assets	Associated liabilities
Residential mortgages	10,089			9,956
	10,089			9,956
Other related assets	7,006			8,660
Total	17,095	16,775		18,616	18,235
(1)	The fair value of the securitized assets is $17,188 million and the fair value of the associated liabilities is $17,104 million, for a net position of $84 million. Securitized assets are those which we have transferred to third parties, including other related assets.
(2)	During the three months ended January 31, 2014, we sold $906 million of loans to third-party securitization programs ($1,435 million for the three months ended January 31, 2013).

The other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

Note 7: Structured Entities

On November 1, 2013 we adopted IFRS 10. Refer to Note 1 for a summary of transition adjustments. On-balance sheet amounts and maximum exposure to loss related to structured entities that are not consolidated are summarized in the table below:

(Canadian $ in millions)			January 31, 2014			October 31, 2013
	Capital and Funding Vehicles (3)	Canadian customer securitization vehicles (2)	Structured finance vehicles	Capital and Funding Vehicles (3)	Canadian customer securitization vehicles	Structured finance vehicles
Cash	8	-	-	8	-	-
Trading securities	2	33	11,626	2	13	12,120
Available-for-sale securities	-	804	-	-	721	-
Other	-	-	95	-	-	119
	10	837	11,721	10	734	12,239
Deposits	1,274	-	6,334	1,254	-	6,584
Derivatives	-	-	872	-	-	985
Other	-	-	4,450	20	-	4,582
	1,274	-	11,656	1,274	-	12,151
Exposure to loss
Securities held	2	837	11,626	2	734	12,116
Drawn facilities	12	-	-	12	-	-
Undrawn facilities (1)	43	3,800	na	43	3,866	na
Derivative assets	-	-	-	-	-	-
	57	4,637	11,626	57	4,600	12,116
(1)	These facilities are backstop liquidity facilities provided to our Canadian customer securitization vehicles. The majority of the backstop liquidity facilities provided to our Canadian customer securitization vehicles did not relate to credit support as at January 31, 2014 and October 31, 2013.
(2)	Securities held that are issued by our Canadian customer securitization vehicles are comprised of asset-backed commercial paper and are classified as trading securities and available-for-sale securities. Assets held by all these vehicles relate to assets in Canada.
(3)	On adoption of IFRS 10 we no longer consolidate BMO Capital Trust II and BMO Subordinated Note Trust since we do not have rights or exposure to variable returns in the trusts that hold notes issued by us.

na - not applicable

44 • BMO Financial Group First Quarter Report 2014

On-balance sheet amounts and maximum exposure to loss related to structured entities that are consolidated are summarized in the table below. All intercompany balances and transactions between us and the consolidated structured entities are eliminated upon consolidation.

(Canadian $ in millions)	January 31, 2014						October 31, 2013
	Bank securitization vehicles	U.S. customer securitization vehicle	Credit protection vehicle	Structured investment vehicles	Capital and funding vehicles	(3)	Bank securitization vehicle	U.S. customer securitization vehicle	Credit protection vehicle	(1)	Structured investment vehicles	(2)	Capital and funding vehicles	(3)

Cash and cash equivalents	-	3	388	7	435		-	370	1,430		7		311
Trading securities	-	-	-	-	-		-	-	-		-		-
Available-for-sale securities	-	-	-	-	-		-	-	-		-		-
Loans	7,369	4,187	-	-	19,698		7,190	3,537	-		-		20,717
Other	12	3	-	-	19		25	3	-		-		40
	7,381	4,193	388	7	20,152		7,215	3,910	1,430		7		21,068
Deposits	-	3,853	-	-	-		-	3,578	-		-		-
Other	4,928	2	162	7	5		4,328	2	530		7		18
	4,928	3,855	162	7	5		4,328	3,580	530		7		18
Exposure to loss
Securities held	1,493	-	252	-	840		1,499	-	922		-		840
Drawn facilities	-	264	-	-	17,701		-	264	-		-		18,595
Undrawn facilities	-	5,214	-	-	9,350		-	4,417	-		-		8,455
Derivative assets	-	-	15	-	121		-	-	20		-		84
	1,493	5,478	267	-	28,012		1,499	4,681	942		-		27,974
(1)	During the year ended October 31, 2013, the senior funding facility provided to our credit protection vehicle was terminated.
(2)	During the year ended October 31, 2013, Links Finance Corporation sold its remaining assets and fully repaid our liquidity facility.
(3)	The loans balance primarily consists of mortgages transferred to our covered bonds programs. Mortgages in excess of the amount of covered bonds outstanding plus the minimum required over-collateralization amounts under these programs are readily available to the bank. The undrawn facilities also primarily relate to our covered bond programs; the bank retains the authority to determine whether the facilities are utilized.

Note 8: Acquisitions

The cost of an acquisition is measured at the fair value of the consideration transferred, including contingent consideration. Acquisition-related costs are recognized as an expense in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent consideration are measured at their fair values at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred over the net of the amounts of identifiable assets acquired and liabilities assumed. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.

Aver Media LP (“Aver”)

On April 1, 2013, we completed the acquisition of the assets of Aver Media LP, a private Canadian-based film and TV media lending company for cash consideration of $260 million, subject to a post-closing adjustment based on net assets, plus contingent consideration of approximately $10 million to be paid over 18 months after the acquisition date. Acquisition-related costs of $1 million were expensed in non-interest expense, other in our Consolidated Statement of Income for the year ended October 31, 2013. This acquisition is predominantly of the Aver loan portfolio which provides us with additional opportunities to grow our commercial loan business by expanding our presence in the film and television production industry. Goodwill related to this acquisition is deductible for tax purposes. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on an accelerated basis over 10 years. Aver is part of our Canadian P&C reporting segment. The acquisition was accounted for as a business combination.

Asian Wealth Management Business (“AWMB”)

On January 25, 2013, we completed the acquisition of an Asian-based wealth management business for cash consideration of $33 million. During 2013, the purchase price increased to $34 million due to a post-closing adjustment based upon working capital. In 2013, acquisition costs of $4 million were expensed in non-interest expense, other in our Consolidated Statement of Income. The business provides private banking services to high net worth individuals in the Asia-Pacific region and provides an important opportunity for us to expand our offering to high net worth individuals in this region. Goodwill related to this acquisition is deductible for tax purposes. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over 15 years, and software intangible assets which are being amortized over their remaining useful lives. AWMB is part of our Wealth Management reporting segment.

BMO Financial Group First Quarter Report 2014 • 45

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)		2013
	Aver	AWMB
Cash resources	-	434
Loans	232	310
Premises and equipment	-	1
Goodwill	20	17
Intangible assets	16	17
Other assets	3	2
Total assets	271	781
Deposits	-	746
Other liabilities	1	1
Total liabilities	1	747
Purchase price	270	34

The allocation of the purchase price for Aver is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

F&C Asset Management plc (“F&C”)

On January 28, 2014, we announced that we had reached an agreement to purchase all the shares of F&C Asset Management plc (“F&C”), a U.K.-based investment manager. The aggregate purchase price is approximately £708 million (approximately $1.3 billion Canadian equivalent). Subject to approval by F&C’s shareholders and satisfaction of all regulatory and other conditions, the acquisition is expected to close in Q3, 2014 and will add scope and scale to our portfolio of wealth management businesses. F&C will be part of our Wealth Management reporting segment.

Note 9: Goodwill

When we complete an acquisition, we allocate the purchase price paid to the assets acquired, including identifiable intangible assets and the liabilities assumed. Any excess of the consideration transferred over the fair value of those net assets is considered to be goodwill. Goodwill is not amortized.

There were no write-downs of goodwill due to impairment during the three months ended January 31, 2014 and the three months ended January 31, 2013.

A continuity of our goodwill by cash generating unit for the quarter ended January 31, 2014 and the year ended October 31, 2013 is as follows:

(Canadian $ in millions)			Personal and Commercial Banking									Wealth Management			BMO Capital Markets	Corporate Services		Total
	Canadian P&C		U.S. P&C		Total	Client Investing		Global Asset Management		Private Banking		Insurance		Total			Technology and Operations
Goodwill as at October 31, 2012	48		2,594		2,642	68		381		357		2		808	194		-	3,644
Acquisitions during the year	20		-		20	-		-		17		-		17	-		-	37
Other (1)	1		108		109	-		7		17		-		24	5		-	138
Goodwill as at October 31, 2013	69		2,702		2,771	68		388		391		2		849	199		-	3,819
Acquisitions during the period	-		-		-	-		-		-		-		-	-		-	-
Other (1)	(1)		185		184	-		13		26		-		39	10		-	233
Goodwill as at January 31, 2014	68	(2)	2,887	(3)	2,955	68	(4)	401	(5)	417	(6)	2	(7)	888	209	(8)	-	4,052
(1)	Other changes in goodwill included the effects of translating goodwill denominated in foreign currencies into Canadian dollars and purchase accounting adjustments related to prior-year purchases.
(2)	Relates primarily to bcpbank Canada, Diners Club, and Aver Media LP. On November 1, 2013 we adopted IFRS 11. Goodwill of $73 million related to our joint venture is now included in the equity investment balance in other equity securities. Refer to Note 1 for the impact of adopting IFRS 11.
(3)	Relates primarily to New Lenox State Bank, First National Bank of Joliet, Household Bank branches, Mercantile Bancorp, Inc., Villa Park Trust Savings Bank, First National Bank & Trust, Ozaukee Bank, Merchants and Manufacturers Bancorporation, Inc., AMCORE and M&I.
(4)	Relates to BMO Nesbitt Burns Inc.
(5)	Relates to Guardian Group of Funds Ltd., Pyrford International plc, Integra GRS, LGM and M&I.
(6)	Relates primarily to Harris myCFO, Inc., Stoker Ostler Wealth Advisors, Inc., M&I, CTC Consulting LLC and AWMB.
(7)	Relates to AIG.
(8)	Relates to Gerard Klauer Mattison Co., Inc., BMO Nesbitt Burns Inc, Griffin, Kubik, Stephens & Thompson, Inc., Paloma Securities LLC and M&I.

46 • BMO Financial Group First Quarter Report 2014

Note 10: Deposits

	Payable on demand				Payable after notice		Payable on a fixed date (3)
(Canadian $ in millions)	Interest bearing		Non-interest bearing						Total
	January 31, 2014	October 31, 2013	January 31, 2014	October 31, 2013	January 31, 2014	October 31, 2013	January 31, 2014	October 31, 2013	January 31, 2014	October 31, 2013
Deposits by:
Banks	1,183	679	1,048	928	2,828	4,076	21,871	14,908	26,930	20,591
Businesses and governments	13,353	13,947	25,278	23,535	55,743	54,178	145,973	130,686	240,347	222,346
Individuals	2,806	2,579	11,845	11,448	73,413	69,853	43,052	41,552	131,116	125,432
Total (1) (2)	17,342	17,205	38,171	35,911	131,984	128,107	210,896	187,146	398,393	368,369
Booked in:
Canada	15,582	15,440	26,425	25,601	75,795	76,414	118,950	109,574	236,752	227,029
United States	1,200	1,153	11,629	10,211	55,645	51,262	68,258	59,800	136,732	122,426
Other countries	560	612	117	99	544	431	23,688	17,772	24,909	18,914
Total	17,342	17,205	38,171	35,911	131,984	128,107	210,896	187,146	398,393	368,369
(1)	Includes structured notes designated at fair value through profit or loss.
(2)	As at January 31, 2014 and October 31, 2013, total deposits payable on a fixed date included $27,953 million and $19,496 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at January 31, 2014 and October 31, 2013 are $201,938 million and $176,236 million, respectively, of deposits denominated in U.S. dollars, and $6,201 million and $4,822 million, respectively, of deposits denominated in other foreign currencies.
(3)	Includes $186,827 million of deposits, each greater than one hundred thousand dollars, of which $99,999 million were booked in Canada, $63,141 million were booked in the United States and $23,687 million were booked in other countries ($161,941 million, $89,378 million, $54,791 million and $17,772 million, respectively, in October 31, 2013). Of the $99,999 million of deposits booked in Canada $38,027 million mature in less than three months, $3,695 mature in three to six months, $7,091 million mature in six to 12 months and $51,186 million mature after 12 months ($89,378 million, $31,304 million, $4,079 million, 6,861 million and $47,134 million, respectively, in October 31, 2013). We have net unencumbered liquid assets of $180,675 million to support these and other deposit liabilities ($160,641 million in October 31, 2013).

Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policies – see Note 1.

Deposits payable on demand are comprised primarily of our customers’ chequing accounts, some of which we pay interest on. Our customers need not notify us prior to withdrawing money from their chequing accounts.

Deposits payable after notice are comprised primarily of our customers’ savings accounts, on which we pay interest.

Deposits payable on a fixed date are comprised of:

—	Various investment instruments purchased by our customers to earn interest over a fixed period, such as term deposits and guaranteed investment certificates. The terms of these deposits can vary from one day to 10 years.
—	Federal funds purchased, which are overnight borrowings of other banks’ excess reserve funds at a United States Federal Reserve Bank. As at January 31, 2014, we had borrowed $2,342 million of federal funds ($181 million as at October 31, 2013).
—	Commercial paper, which totalled $5,847 million as at January 31, 2014 ($4,753 million as at October 31, 2013).
—	Covered bonds, which totalled $8,485 million as at January 31, 2014 ($7,964 million as at October 31, 2013).

Note 11: Share Capital

During the quarters ended January 31, 2014 and 2013, we did not issue or redeem any preferred shares.

On January 24, 2014, we announced our intention to redeem all of our Non-cumulative Class B Preferred Shares Series 18 on February 25, 2014 at a redemption price of $25.00 per share plus declared and unpaid dividends up to but excluding the date fixed for redemption.

On January 30, 2014 we announced that we had received approvals from the Toronto Stock Exchange (“TSX”) and OSFI to proceed with a normal course issuer bid through the facilities of the TSX to purchase, for cancellation, up to 15 million of our common shares commencing February 1, 2014, and ending on January 31, 2015. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital adequacy. The bank will regularly consult with OSFI before making purchases under the bid. During the quarter ended January 31, 2014, we did not repurchase any shares under our previous normal course issuer bid.

Share Capital Outstanding (1)

(Canadian $ in millions, except as noted)	January 31, 2014		October 31, 2013
	Number of shares	Amount	Number of shares	Amount	Convertible into
Preferred Shares - Classified as Equity
Class B – Series 13	14,000,000	350	14,000,000	350
Class B – Series 14	10,000,000	250	10,000,000	250
Class B – Series 15	10,000,000	250	10,000,000	250
Class B – Series 16	6,267,391	157	6,267,391	157	preferred shares - class B - series 17	(2)
Class B – Series 17	5,732,609	143	5,732,609	143	preferred shares - class B - series 16	(2)
Class B – Series 18	6,000,000	150	6,000,000	150	preferred shares - class B - series 19	(2)
Class B – Series 21	11,000,000	275	11,000,000	275	preferred shares - class B - series 22	(2)
Class B – Series 23	16,000,000	400	16,000,000	400	preferred shares - class B - series 24	(2)
Class B – Series 25	11,600,000	290	11,600,000	290	preferred shares - class B - series 26	(2)
		2,265		2,265
Common Shares (3)	644,598,227	12,033	644,129,945	12,003
Share Capital		14,298		14,268
(1)	For additional information refer to Notes 20 and 22 to our consolidated financial statements for the year ended October 31, 2013 on pages 163 to 167 of our 2013 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)	The stock options issued under the stock option plan are convertible into 15,571,099 common shares as at January 31, 2014 (15,801,966 common shares as at October 31, 2013).

BMO Financial Group First Quarter Report 2014 • 47

Note 12: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: considers our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.

We have met OSFI’s stated “all-in” target capital ratios requirement as at January 31, 2014. Our capital position as at January 31, 2014 is detailed in the Capital Management section on pages 11 to 13 of Management’s Discussion and Analysis of the First Quarter Report to Shareholders.

Note 13: Employee Compensation

Stock Options

During the quarter ended January 31, 2014, we granted a total of 1,618,223 stock options (2,003,446 stock options during the quarter ended January 31, 2013). The weighted-average fair value of options granted during the quarter ended January 31, 2014 was $6.36 per option ($5.29 per option for the quarter ended January 31, 2013).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the three months ended	January 31, 2014	January 31, 2013
Expected dividend yield	5.0%	6.0%-6.2%
Expected share price volatility	16.4%	18.1%-18.6%
Risk-free rate of return	2.5%-2.6%	1.7%-1.9%
Expected period until exercise (in years)	6.5-7.0	5.5-7.0

Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	January 31, 2014	January 31, 2013	January 31, 2014	January 31, 2013
Benefits earned by employees	60	58	6	6
Net interest cost	(2)	1	13	12
Administrative expenses and taxes	1	1	-	-
Defined benefits expense	59	60	19	18
Canada and Quebec pension plan expense	16	16	-	-
Defined contribution expense	2	2	-	-
Total pension and other employee future benefit expenses	77	78	19	18

The above table reflects the new accounting requirements under IAS 19. Refer to Note 1 for a summary of the IAS 19 transition adjustments.

Note 14: Earnings Per Share

The following tables present the bank’s basic and diluted earnings per share:

Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2014	January 31, 2013
Net income attributable to Bank shareholders	1,048	1,018
Dividends on preferred shares	(28)	(33)
Net income available to common shareholders	1,020	985
Average number of common shares outstanding (in thousands)	644,434	651,442
Basic earnings per share (Canadian $)	1.58	1.51

48 • BMO Financial Group First Quarter Report 2014

Diluted earnings per share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2014	January 31, 2013
Net income available to common shareholders adjusted for dilution effect	1,020	985
Average number of common shares outstanding (in thousands)	644,434	651,442
Stock options potentially exercisable (1)	11,286	9,314
Common shares potentially repurchased	(9,000)	(8,124)
Average diluted number of common shares outstanding (in thousands)	646,720	652,632
Diluted earnings per share (Canadian $)	1.58	1.51
(1)	In computing diluted earnings per share we excluded average stock options outstanding of 1,821,712 with a weighted-average exercise price of $234.92 for the three months ended January 31, 2014 (4,648,911 with a weighted-average exercise price of $145.33 for the three months ended January 31, 2013) as the average share price for the period did not exceed the exercise price.

Basic Earnings per Share

Our basic earnings per share is calculated by dividing our net income, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted Earnings per Share

Diluted earnings per share represents what our earnings per share would have been if instruments convertible into common shares that had the impact of reducing our earnings per share had been converted either at the beginning of the year for instruments that were outstanding at the beginning of the year or from the date of issue for instruments issued during the year.

Employee Stock Options

In determining diluted earnings per share, we increase the average number of common shares outstanding by the number of shares that would have been issued if all stock options with a strike price below the average share price for the period had been exercised. When performance targets have not been met, affected options are excluded from the calculation. We also decrease the average number of common shares outstanding by the number of our common shares that we could have repurchased if we had used the proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period. We do not adjust for stock options with a strike price above the average share price for the year because including them would increase our earnings per share, not dilute it.

Note 15: Operating and Geographic Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as adjusted operating leverage.

Personal and Commercial Banking

Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking.

Canadian Personal and Commercial Banking

Canadian Personal and Commercial Banking (“Canadian P&C”) serves personal and commercial banking customers through an integrated national network of BMO Bank of Montreal branches, automated banking machines (“ABMs”), telephone, mobile and online banking, along with the expertise of our mortgage specialists and financial planners. Personal banking provides financial solutions for everyday banking, financing, investing, credit cards and creditor insurance needs. Commercial banking provides our small business, medium-sized enterprise and mid-market banking customers with a broad suite of integrated commercial and capital markets products, as well as financial advisory services.

U.S. Personal and Commercial Banking

U.S. Personal and Commercial Banking (“U.S. P&C”) offers a broad range of products and services to individuals and small and mid-sized business customers. Our retail and small and mid-sized business banking customers are served through our network of BMO Harris Bank branches, call centre, online and mobile banking platforms and ABMs across eight states.

Wealth Management

BMO’s group of wealth management businesses serves a full range of client segments from mainstream to ultra-high net worth and institutional, with a broad offering of wealth management products and solutions including insurance products. Wealth Management (“WM”) operates in both Canada and the United States, as well as in select global markets including Asia and Europe.

BMO Capital Markets

BMO Capital Markets (“BMO CM”) provides capital-raising, strategic advisory and risk management, and integrated sales, trading and research services to corporate, institutional, and government clients in Canada, the United States and select international locations.

BMO Financial Group First Quarter Report 2014 • 49

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (“T&O”). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of Corporate Units and T&O services are largely transferred to the three client operating groups (P&C, WM and BMO CM), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets, purchased loan accounting impacts, run-off structured credit activities, integration costs, adjustments to the collective allowance for credit losses and restructuring costs.

Basis of Presentation

The results of these operating groups are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1 and throughout the consolidated financial statements. A notable accounting measurement difference is the taxable equivalent basis adjustment as described below. Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to current presentation.

Taxable Equivalent Basis

We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases reported revenues and the reported provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.

Inter-Group Allocations

Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.

Geographic Information

We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocate our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

50 • BMO Financial Group First Quarter Report 2014

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended January 31, 2014 (1)	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services	(2)	Total
Net interest income	1,194	606	140	261	(88)		2,113
Non-interest revenue	408	142	727	713	19		2,009
Total Revenue	1,602	748	867	974	(69)		4,122
Provision for credit losses	141	19	(1)	(1)	(59)		99
Amortization	38	44	21	13	64		180
Non-interest expense	775	457	623	596	53		2,504
Income before taxes and non-controlling interest in subsidiaries	648	228	224	366	(127)		1,339
Provision for income taxes	164	62	49	89	(86)		278
Reported net income	484	166	175	277	(41)		1,061
Non-controlling interest in subsidiaries	-	-	-	-	13		13
Net Income attributable to bank shareholders	484	166	175	277	(54)		1,048
Average Assets	187,870	68,805	23,098	255,197	45,186		580,156

For the three months ended January 31, 2013 (1)
Net interest income	1,123	587	136	289	113		2,248
Non-interest revenue	380	156	642	606	-		1,784
Total Revenue	1,503	743	778	895	113		4,032
Provision for credit losses	128	32	2	(15)	31		178
Amortization	36	43	20	11	60		170
Non-interest expense	744	414	551	513	178		2,400
Income before taxes and non-controlling interest in subsidiaries	595	254	205	386	(156)		1,284
Provision for income taxes	148	75	43	88	(106)		248
Reported net income	447	179	162	298	(50)		1,036
Non-controlling interest in subsidiaries	-	-	-	-	18		18
Net Income attributable to bank shareholders	447	179	162	298	(68)		1,018
Average Assets	171,352	62,388	21,248	252,907	46,153		554,048
(1)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.
(2)	Corporate Services includes Technology and Operations.

Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policies – see Note 1.

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)
For the three months ended January 31, 2014	Canada	United States	Other countries	Total
Net interest income	1,345	729	39	2,113
Non-interest revenue	1,326	584	99	2,009
Total Revenue	2,671	1,313	138	4,122
Provision for credit losses	131	(31)	(1)	99
Amortization	106	70	4	180
Non-interest expense	1,542	881	81	2,504
Income before taxes and non-controlling interest in subsidiaries	892	393	54	1,339
Provision for income taxes	178	96	4	278
Reported net income	714	297	50	1,061
Non-controlling interest in subsidiaries	13	-	-	13
Net Income attributable to bank shareholders	701	297	50	1,048
Average Assets	366,544	192,936	20,676	580,156

For the three months ended January 31, 2013
Net interest income	1,345	889	14	2,248
Non-interest revenue	1,222	460	102	1,784
Total Revenue	2,567	1,349	116	4,032
Provision for credit losses	133	46	(1)	178
Amortization	101	67	2	170
Non-interest expense	1,439	897	64	2,400
Income before taxes and non-controlling interest in subsidiaries	894	339	51	1,284
Provision for income taxes	180	65	3	248
Reported net income	714	274	48	1,036
Non-controlling interest in subsidiaries	13	5	-	18
Net Income attributable to bank shareholders	701	269	48	1,018
Average Assets	347,272	185,882	20,894	554,048

Certain comparative figures have been reclassified to conform with the current period’s presentation and for changes in accounting policies – see Note 1.

BMO Financial Group First Quarter Report 2014 • 51

Note 16: Financial Instruments

Book Value and Fair Value of Financial Instruments

Set out in the following table are the amounts that would be reported if all of our financial instrument assets and liabilities were reported at their fair values. Refer to the notes to our annual consolidated financial statements for the year ended October 31, 2013 on pages 178 to 184 for further discussion on the determination of fair value.

(Canadian $ in millions)			January 31, 2014			October 31, 2013
	Book value	Fair value	Fair value over (under) book value	Book value	Fair value	Fair value over (under) book value
Assets
Cash and cash equivalents	34,112	34,112	-	26,089	26,089	-
Interest bearing deposits with banks	6,586	6,586	-	6,518	6,518	-
Securities	150,941	152,446	1,505	135,800	137,322	1,522
Securities borrowed or purchased under resale agreements	53,579	53,579	-	39,799	39,799	-
Loans
Residential mortgages	97,321	96,951	(370)	96,392	95,944	(448)
Consumer instalment and other personal	64,610	63,871	(739)	63,640	62,770	(870)
Credit cards	7,963	7,710	(253)	7,870	7,619	(251)
Businesses and governments	112,396	110,946	(1,450)	104,585	103,268	(1,317)
	282,290	279,478	(2,812)	272,487	269,601	(2,886)
Customers’ liability under acceptances	9,207	9,162	(45)	8,472	8,437	(35)
Allowance for credit losses (1)	(1,747)	-	1,747	(1,665)	-	1,665
Total loans and customers’ liability under acceptances, net of allowance for credit losses	289,750	288,640	(1,110)	279,294	278,038	(1,256)
Derivative instruments	37,502	37,502	-	30,259	30,259	-
Premises and equipment	2,220	2,220	-	2,168	2,168	-
Goodwill	4,052	4,052	-	3,819	3,819	-
Intangible assets	1,558	1,558	-	1,511	1,511	-
Current tax assets	1,030	1,030	-	1,065	1,065	-
Deferred tax assets	2,986	2,986	-	3,027	3,027	-
Other assets	8,346	8,346	-	7,695	7,695	-
	592,662	593,057	395	537,044	537,310	266
Liabilities
Deposits	398,393	398,591	198	368,369	368,521	152
Derivative instruments	36,843	36,843	-	31,974	31,974	-
Acceptances	9,207	9,207	-	8,472	8,472	-
Securities sold but not yet purchased	26,646	26,646	-	22,446	22,446	-
Securities lent or sold under repurchase agreements	44,789	44,789	-	28,884	28,884	-
Current tax liabilities	386	386	-	438	438	-
Deferred tax liabilities	115	115	-	107	107	-
Other liabilities	39,585	39,997	412	41,179	41,457	278
Subordinated debt	3,983	4,202	219	3,996	4,217	221
Shareholders’ equity	32,715	32,715	-	31,179	31,179	-
	592,662	593,491	829	537,044	537,695	651
Total fair value adjustment			(434)			(385)

Allowance for credit losses is excluded from the calculation of the fair value of loans since the fair value already includes an adjustment for expected future losses on the loans.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Instruments Designated at Fair Value

A portion of our structured note liabilities has been designated at fair value through profit or loss and are accounted for at fair value, which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was a decrease in non-interest revenue, trading revenues of $12 million for the three months ended January 31, 2014 (an increase of $8 million for the three months ended January 31, 2013). This includes an increase of $2 million for the three months ended January 31, 2014 attributable to changes in our credit spread (a decrease of $14 million for the three months ended January 31, 2013). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.

The change in fair value related to changes in our credit spread that has been recognized since they were designated at fair value through profit or loss to January 31, 2014 was an unrealized loss of $50 million. We may enter into positions to manage the exposure to changes in our credit spreads.

The fair value and amount due at contractual maturity of these structured notes as at January 31, 2014 were $6,780 million and $6,866 million, respectively ($5,928 million and $6,028 million, respectively, as at October 31, 2013). These structured notes are recorded in Deposits in our Consolidated Balance Sheet.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis and the change in fair value for both items is recorded in non-interest revenue, insurance income. The fair value of these investments as at January 31, 2014 of $5,946 million ($5,766 million as at October 31, 2013) is recorded in securities, trading in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase of $156 million in non-interest revenue, insurance income for the three

52 • BMO Financial Group First Quarter Report 2014

months ended January 31, 2014 (a decrease of $46 million for the three months ended January 31, 2013). Changes in the insurance liability balances are also recorded in non-interest revenue, insurance income.

We designate the obligation related to certain annuity contracts at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the annuity liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these annuity liabilities as at January 31, 2014 of $340 million ($329 million as at October 31, 2013) is recorded in Other Liabilities in our Consolidated Balance Sheet. The change in fair value of these annuity liabilities resulted in a decrease of $8 million in non-interest revenue, insurance income for the three months ended January 31, 2014 (a decrease of $4 million for the three months ended January 31, 2013). Changes in the fair value of investments backing these annuity liabilities are also recorded in non-interest revenue, insurance income.

Note liabilities issued by our credit protection vehicle and our structured investment vehicle have been designated at fair value through profit or loss and are accounted for at fair value. This eliminates a measurement inconsistency that would otherwise arise from measuring the note liabilities and offsetting changes in the fair value of investments and derivatives on a different basis. The fair value of these note liabilities as at January 31, 2014 of $145 million ($511 million as at October 31, 2013) is recorded in Other Liabilities in our Consolidated Balance Sheet. The change in fair value of these note liabilities resulted in an increase of less than $1 million in non-interest revenue, trading revenues for the three months ended January 31, 2014 (a decrease of $11 million for the three months ended January 31, 2013).

We designate certain investments held in our merchant banking business at fair value through profit or loss, which aligns the accounting result with the way the portfolio is managed. The fair value of these investments as at January 31, 2014 of $501 million ($488 million as at October 31, 2013) is recorded in securities, other in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease in non-interest revenue, securities gains, other than trading of $5 million for the three months ended January 31, 2014 (a decrease of $11 million for the three months ended January 31, 2013).

BMO Financial Group First Quarter Report 2014 • 53

Fair Value Hierarchy

We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. The extent of our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)	January 31, 2014			October 31, 2013

	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)
Trading Securities
Issued or guaranteed by:
Canadian federal government	10,584	1,162	-	9,913	911	-
Canadian provincial and municipal governments	2,503	4,577	-	1,988	3,723	-
U.S. federal government	8,465	-	-	5,903	-	-
U.S. states, municipalities and agencies	-	743	83	-	681	78
Other governments	152	21	-	132	4	-
Mortgage-backed securities and collateralized mortgage obligations	119	561	-	165	487	-
Corporate debt	3,270	8,526	744	2,800	7,465	822
Corporate equity	32,999	11,448	-	28,073	12,014	-
	58,092	27,038	827	48,974	25,285	900
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	10,988	4	-	13,111	4	-
Canadian provincial and municipal governments	2,420	2,138	-	1,941	1,757	-
U.S. federal government	6,663	-	-	4,660	-	-
U.S. states, municipalities and agencies	3	5,707	2	3	5,388	1
Other governments	4,394	2,123	-	3,992	2,171	-
Mortgage-backed securities and collateralized mortgage obligations	1,319	7,987	-	1,901	6,904	-
Corporate debt	5,532	4,798	12	5,340	4,947	30
Corporate equity	438	142	1,066	460	151	949
	31,757	22,899	1,080	31,408	21,322	980
Other Securities	-	-	501	-	-	488
Fair Value Liabilities
Securities sold but not yet purchased	23,667	2,979	-	20,024	2,422	-
Structured note liabilities and other note liabilities	-	6,925	-	-	6,439	-
Annuity liabilities	-	340	-	-	329	-
	23,667	10,244	-	20,024	9,190	-
Derivative Assets
Interest rate contracts	8	22,354	-	7	22,215	-
Foreign exchange contracts	17	13,590	-	9	6,663	-
Commodity contracts	801	126	-	673	66	-
Equity contracts	14	510	-	16	520	-
Credit default swaps	-	56	26	-	62	28
	840	36,636	26	705	29,526	28
Derivative Liabilities
Interest rate contracts	11	21,055	-	8	21,516	-
Foreign exchange contracts	31	12,437	-	5	6,443	-
Commodity contracts	681	122	-	695	138	-
Equity contracts	93	2,321	-	70	2,997	-
Credit default swaps	-	74	18	-	83	19
	816	36,009	18	778	31,177	19

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted market prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where the significant market inputs are unobservable due to inactive or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or based on broker quotes. The fair value of Level 2 available-for-sale securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

Sensitivity analysis at January 31, 2014 for the most significant Level 3 instruments, that is securities which represent greater than 10% of Level 3 instruments, is provided below.

54 • BMO Financial Group First Quarter Report 2014

Within Level 3 trading securities is corporate debt of $744 million that relates to securities that are hedged with total return swaps and credit default swaps that are also considered a Level 3 instrument. The sensitivity analysis for the structured product is performed on an aggregate basis and is described as part of the discussion on derivatives below.

Within Level 3 available-for-sale securities is corporate equity of $594 million that relates to United States Federal Reserve Banks and United States Federal Home Loan Banks that we hold to meet regulatory requirements in the United States and $472 million that relates to private equity investments. The valuation of these investments requires management judgment due to the absence of quoted market prices, the potential lack of liquidity and the long-term nature of such assets. Each quarter, the valuation of these investments is reviewed using relevant company-specific and industry data including historical and projected net income, credit and liquidity conditions and recent transactions, if any. Since the valuation of these investments does not use models, a sensitivity analysis on the category is not performed.

Within Level 3 derivative assets and derivative liabilities as at January 31, 2014 was $26 million and $18 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. We have determined the valuation of these derivatives and the related securities based on external price data obtained from brokers and dealers for similar structured products. Where external price information is not available, we use market-standard models to model the specific collateral composition and cash flow structure of the deal. Key inputs to the model are market spread data for each credit rating, collateral type and other relevant contractual features. The impact of assuming a 10 basis point increase or decrease in the market spread would result in a change in fair value of $(1) million and $1 million, respectively.

Significant Transfers

Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the more significant transfers between Level 1, Level 2 and Level 3 balances for the three months ended January 31, 2014.

During the three months ended January 31, 2014, $15 million of trading securities were transferred from Level 3 to Level 2 as market information became available for certain corporate debt securities.

Changes in Level 3 Fair Value Measurements

The table on the following page presents a reconciliation of all changes in Level 3 financial instruments during the three months ended January 31, 2014, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value

Three months ended January 31, 2014	Balance October 31, 2013	Included in earnings	Included in other comprehensive income	Purchases	Sales	Maturities Settlement (1)	Transfers into Level 3	Transfers out of Level 3	Fair Value as at January 31, 2014	Unrealized gains (losses) (2)
Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	78	5	-	-	-	-	-	-	83	5
Corporate debt	822	60	-	-	(55)	(68)	-	(15)	744	61
Total trading securities	900	65	-	-	(55)	(68)	-	(15)	827	66
Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	1	-	-	-	-	-	2	-
Corporate debt	30	(1)	-	-	(17)	-	-	-	12	1
Corporate equity	949	(6)	61	74	(12)	-	-	-	1,066	61
Total available-for-sale securities	980	(7)	62	74	(29)	-	-	-	1,080	62
Other Securities	488	8	-	68	(63)	-	-	-	501	8
Derivative Assets
Credit default swaps	28	(2)	-	-	-	-	-	-	26	(3)
Total derivative assets	28	(2)	-	-	-	-	-	-	26	(3)
Derivative Liabilities
Credit default swaps	19	(1)	-	-	-	-	-	-	18	(2)
Total derivative liabilities	19	(1)	-	-	-	-	-	-	18	(2)
(1)	Includes cash settlement of derivative assets and derivative liabilities.
(2)	Unrealized gains or losses on trading securities, derivative assets and derivative liabilities still held on January 31, 2014 are included in earnings in the period. For available-for-sale securities, the unrealized gains or losses on securities still held on January 31, 2014 are included in Accumulated Other Comprehensive Income.

BMO Financial Group First Quarter Report 2014 • 55

Note 17: Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to but is not necessarily consistent with the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows under both normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may occur due to both market volatility and credit rating downgrades amongst other assumptions. For further details, see the Liquidity and Funding Risk Section on pages 92-94 of our 2013 Annual Report.

(Canadian $ in millions)										January 31, 2014

	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	33,323	-	-	-	-	-	-	-	789	34,112
Interest bearing deposits with banks	4,384	1,362	706	102	32	-	-	-	-	6,586
Securities
Trading securities	560	2,190	1,862	974	1,395	8,845	10,467	15,217	44,447	85,957
Available-for-sale securities	1,531	940	1,453	1,219	357	10,557	26,244	11,789	1,646	55,736
Held-to-maturity securities	-	-	-	-	-	927	4,858	2,469	-	8,254
Other securities	-	12	-	-	-	7	31	21	923	994
Total securities	2,091	3,142	3,315	2,193	1,752	20,336	41,600	29,496	47,016	150,941
Securities borrowed or purchased under resale agreements	42,461	9,100	1,624	225	169	-	-	-	-	53,579
Loans
Residential mortgages	1,134	1,944	4,410	3,654	2,844	19,590	54,551	9,149	45	97,321
Consumer instalment and other personal	380	508	887	734	800	5,329	23,529	9,437	23,006	64,610
Credit cards	-	-	-	-	-	-	-	-	7,963	7,963
Businesses and governments	5,884	8,931	5,861	2,525	11,351	9,953	32,399	7,111	28,381	112,396
Customers’ liability under acceptances	3,695	5,053	459	-	-	-	-	-	-	9,207
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,747)	(1,747)
Total loans and acceptances, net of allowance	11,093	16,436	11,617	6,913	14,995	34,872	110,479	25,697	57,648	289,750
Other Assets
Derivative instruments
Interest rate contracts	66	231	201	282	308	2,737	8,534	10,002	-	22,361
Foreign exchange contracts	2,104	1,740	923	473	481	2,459	3,331	2,097	-	13,608
Commodity contracts	102	138	140	115	110	141	121	60	-	927
Equity contracts	27	81	41	33	95	80	167	-	-	524
Credit contracts	-	1	2	2	1	5	54	17	-	82
Total derivative assets	2,299	2,191	1,307	905	995	5,422	12,207	12,176	-	37,502
Premises and equipment	-	-	-	-	-	-	-	-	2,220	2,220
Goodwill	-	-	-	-	-	-	-	-	4,052	4,052
Intangible assets	-	-	-	-	-	-	-	-	1,558	1,558
Current tax assets	-	-	-	-	-	-	-	-	1,030	1,030
Deferred tax assets	-	-	-	-	-	-	-	-	2,986	2,986
Other	1,581	161	136	-	-	-	121	3,594	2,753	8,346
Total other assets	3,880	2,352	1,443	905	995	5,422	12,328	15,770	14,599	57,694
Total Assets	97,232	32,392	18,705	10,338	17,943	60,630	164,407	70,963	120,052	592,662

56 • BMO Financial Group First Quarter Report 2014

(Canadian $ in millions)										January 31, 2014
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	14,750	5,928	612	576	5	-	-	-	5,059	26,930
Businesses and governments	35,810	30,105	12,673	5,894	7,983	16,827	27,938	8,743	94,374	240,347
Individuals	2,768	2,979	4,763	5,201	5,406	7,116	13,322	1,497	88,064	131,116
Total deposits	53,328	39,012	18,048	11,671	13,394	23,943	41,260	10,240	187,497	398,393
Other liabilities
Derivative instruments
Interest rate contracts	71	195	215	337	307	2,472	8,340	9,128	-	21,065
Foreign exchange contracts	869	1,533	691	491	348	2,825	3,866	1,845	-	12,468
Commodity contracts	48	61	84	98	87	244	131	50	-	803
Equity contracts	49	128	85	119	311	542	501	680	-	2,415
Credit contracts	-	1	1	4	2	11	54	19	-	92
Total derivative liabilities	1,037	1,918	1,076	1,049	1,055	6,094	12,892	11,722	-	36,843
Acceptances	3,695	5,053	459	-	-	-	-	-	-	9,207
Securities sold but not yet purchased	26,646	-	-	-	-	-	-	-	-	26,646
Securities lent or sold under repurchase agreements	41,906	1,386	1,497	-	-	-	-	-	-	44,789
Current tax liabilities	-	-	-	-	-	-	-	-	386	386
Deferred tax liabilities	-	-	-	-	-	-	-	-	115	115
Securitization and liabilities related to structured entities	949	82	26	318	334	3,806	11,669	4,376	-	21,560
Other	5,744	116	11	15	5	458	3,032	1,426	7,218	18,025
Total other liabilities	79,977	8,555	3,069	1,382	1,394	10,358	27,593	17,524	7,719	157,571
Subordinated debt	-	-	-	-	-	-	100	3,883	-	3,983
Total Equity	-	-	-	-	-	-	-	-	32,715	32,715
Total Liabilities and Equity	133,305	47,567	21,117	13,053	14,788	34,301	68,953	31,647	227,931	592,662

(1)	Deposits payable on demand and payable after notice have been included under no maturity.

(Canadian $ in millions)										January 31, 2014
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (2)	1,302	1,896	4,321	3,732	3,433	13,852	48,851	1,288	-	78,675
Operating leases	24	48	71	71	69	259	589	616	-	1,747
Financial guarantee contracts (2)	5,118	-	-	-	-	-	-	-	-	5,118
Purchase obligations	65	130	201	193	195	646	1,024	275	-	2,729

(2)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group First Quarter Report 2014 • 57

(Canadian $ in millions)										October 31, 2013
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and cash equivalents	25,323	-	-	-	-	-	-	-	766	26,089
Interest bearing deposits with banks	4,592	1,295	471	84	76	-	-	-	-	6,518
Securities
Trading securities	1,209	1,284	480	1,521	442	4,781	10,593	14,762	40,087	75,159
Available-for-sale securities	2,026	3,628	1,439	2,076	2,820	6,729	22,170	11,262	1,560	53,710
Held-to-maturity securities	-	-	-	-	-	562	4,864	606	-	6,032
Other securities	-	-	18	-	-	3	34	17	827	899
Total securities	3,235	4,912	1,937	3,597	3,262	12,075	37,661	26,647	42,474	135,800
Securities borrowed or purchased under resale agreements	26,421	9,627	2,949	597	205	-	-	-	-	39,799
Loans
Residential mortgages	832	1,276	2,716	4,553	3,787	17,441	56,630	9,157	-	96,392
Consumer instalment and other personal	323	294	643	890	834	4,730	23,285	9,636	23,005	63,640
Credit cards	-	-	-	-	-	-	-	-	7,870	7,870
Businesses and governments	6,018	7,589	5,090	4,050	8,978	9,697	30,574	5,087	27,502	104,585
Customers’ liability under acceptances	4,883	3,037	552	-	-	-	-	-	-	8,472
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,665)	(1,665)
Total loans and acceptances, net of allowance	12,056	12,196	9,001	9,493	13,599	31,868	110,489	23,880	56,712	279,294
Other Assets
Derivative instruments
Interest rate contracts	39	98	193	319	260	2,423	8,598	10,292	-	22,222
Foreign exchange contracts	685	665	605	244	149	1,608	1,515	1,201	-	6,672
Commodity contracts	50	79	119	96	75	179	99	42	-	739
Equity contracts	100	82	50	61	69	66	106	2	-	536
Credit contracts	-	1	2	4	2	5	56	20	-	90
Total derivative assets	874	925	969	724	555	4,281	10,374	11,557	-	30,259
Premises and equipment	-	-	-	-	-	-	-	-	2,168	2,168
Goodwill	-	-	-	-	-	-	-	-	3,819	3,819
Intangible assets	-	-	-	-	-	-	-	-	1,511	1,511
Current tax assets	-	-	-	-	-	-	-	-	1,065	1,065
Deferred tax assets	-	-	-	-	-	-	-	-	3,027	3,027
Other	1,561	148	137	-	-	-	14	3,320	2,515	7,695
Total other assets	2,435	1,073	1,106	724	555	4,281	10,388	14,877	14,105	49,544
Total Assets	74,062	29,103	15,464	14,495	17,697	48,224	158,538	65,404	114,057	537,044

58 • BMO Financial Group First Quarter Report 2014

(Canadian $ in millions)										October 31, 2013
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Liabilities and Equity
Deposits (1)
Banks	10,241	3,733	140	231	563	-	-	-	5,683	20,591
Businesses and governments	26,265	29,217	10,490	6,149	5,547	13,970	30,598	8,506	91,604	222,346
Individuals	2,253	3,761	5,203	4,618	5,513	7,228	11,450	1,526	83,880	125,432
Total deposits	38,759	36,711	15,833	10,998	11,623	21,198	42,048	10,032	181,167	368,369
Other liabilities
Derivative instruments
Interest rate contracts	56	112	246	365	314	2,370	8,174	9,887	-	21,524
Foreign exchange contracts	472	931	658	251	156	1,462	1,619	899	-	6,448
Commodity contracts	56	91	98	92	93	241	124	38	-	833
Equity contracts	119	173	241	91	143	841	851	608	-	3,067
Credit contracts	-	1	1	2	5	14	60	19	-	102
Total derivative liabilities	703	1,308	1,244	801	711	4,928	10,828	11,451	-	31,974
Acceptances	4,883	3,037	552	-	-	-	-	-	-	8,472
Securities sold but not yet purchased	22,446	-	-	-	-	-	-	-	-	22,446
Securities lent or sold under repurchase agreements	24,483	2,953	1,448	-	-	-	-	-	-	28,884
Current tax liabilities	-	-	-	-	-	-	-	-	438	438
Deferred tax liabilities	-	-	-	-	-	-	-	-	107	107
Securitization and liabilities related to structured entities	1,221	1,481	998	-	318	3,295	10,395	4,653	-	22,361
Other	6,793	140	13	5	26	427	3,205	1,255	6,954	18,818
Total other liabilities	60,529	8,919	4,255	806	1,055	8,650	24,428	17,359	7,499	133,500
Subordinated debt	-	-	-	-	-	-	100	3,896	-	3,996
Total Equity	-	-	-	-	-	-	-	-	31,179	31,179
Total Liabilities and Equity	99,288	45,630	20,088	11,804	12,678	29,848	66,576	31,287	219,845	537,044
(1) Deposits payable on demand and payable after notice have been included as having “no maturity”.

(Canadian $ in millions)										October 31, 2013
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (2)	1,169	907	3,246	3,935	3,850	13,381	42,477	2,570	-	71,535
Operating leases	25	46	69	69	69	262	618	640	-	1,798
Financial guarantee contracts (2)	4,778	-	-	-	-	-	-	-	-	4,778
Purchase obligations	71	141	211	216	207	729	1,115	275	-	2,965

(2)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group First Quarter Report 2014 • 59